UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

I. Date, Time and Place: On April 26 2010 at 10:00 a.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”) located at Rua Gomes de Carvalho, 1510 14th floor, suite 1402, Vila Olímpia in the city and state of São Paulo.

II. Chair: Chairman, Ricardo Carvalho Giambroni, Vice Chairman of the Board of Directors pursuant to Article 12 of the Company’s Bylaws, and Secretary, Dr. Sergio de Britto Pereira Figueira.

III. Attendance: Shareholders representing more than 2/3 (two thirds) of the voting capital of the Company as recorded in the Shareholders’ Attendance Register. Wilson Ferreira Junior, Chief Executive Officer, José Reinaldo Magalhães, Chairman of the Fiscal Council, Jarib Brisola Duarte Fogaça, representative of KPMG Auditores Independentes and Taiki Hirashima, representative of Hirashima & Associados Consultoria em Transações Societárias Ltda. and Hirashima & Associados Ltda., appraising companies, also attended the Meeting.

IV. Call Notice: Published in the Diário Oficial do Estado de São Paulo – the Official Gazette of the State of São Paulo in its editions of March 26, 27 and 30 2010 and in the newspaper Valor Econômico in its editions of March 26, 29 and 30 2010.

V. Agenda: I. FOR THE ORDINARY GENERAL SHAREHOLDERS’ MEETING: (a) to receive the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31 2009; b) to approve the proposal for allocating the net income for fiscal year 2009 and the dividend distribution; c) to elect the effective members and their alternates on the Board of Directors; d) to elect the effective members and their alternates on the Fiscal Council; e) to establish the compensation of the Company’s Board of Directors; and f) to establish the fees of the members of the Fiscal Council. II. FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: (a) examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”) instruments signed between, on the one hand, the Company and on the other, the following controlled companies: (i) Companhia Leste Paulista de Energia, (ii) Companhia Jaguari de Energia, (iii) Companhia Sul Paulista de Energia, (iv) Companhia Luz e Força de Mococa, (v) Companhia Jaguari de Geração de Energia, (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and (vii) Companhia Luz e Força Santa Cruz (all together “Controlled Companies”); (b) ratify the engagement and nomination of the specialized companies: (i) Hirashima & Associados Consultoria em Transações Societárias Ltda., registered in the corporate tax register (CNPJ) under number 05.534.178/0001 -36, which prepared the valuation report for the economic value of the Company and each one of the Controlled Companies; and (ii) Hirashima & Associados Ltda., registered in the corporate tax register (CNPJ) under number 05.215.691/0001 -64, which prepared the valuation report of the shareholders’ equity at market value of the Company and the each one of the Controlled Companies pursuant to Article 264 of Law 6.404/76; (c) examine and approve the valuation reports mentioned under item “b” with respect to the Company; d) discuss and approve the incorporation of the shares, in their entirety, issued by the Controlled Companies into the equity of the Company pursuant to Article 252 of Law 6.404/76, with the consequent conversion of the Controlled Companies into wholly-owned subsidiaries of the Company pursuant to the respective Protocols and in accordance with the exchange ratios contained therein; (e) approve the increase in the Company’s capital stock in the total value of R$ 52,249,114.80 (fifty-two million, two hundred and forty-nine thousand, one hundred and fourteen reais and eighty centavos), with the issue of 1,226,192 (one million, two hundred and twenty-six thousand one hundred and ninety-two) new shares of the Company to be paid in with the shares issued by the Controlled Companies incorporated in the Company’s equity pursuant to the items above and the respective Protocols; and (f) amend the text of the Company’s Bylaws, in their Article 5 to reflect the change in (i) Company’s capital stock as a result of the eventual approval of items “a” to “e” above, the said capital stock to increase from R$ 4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$ 4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos); and (ii) the number of the Company’s common shares which shall increase from 479,910,938 (four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight) to 481,137,130 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty) common shares.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

1 of 9

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

VI. Reading of Documents, Voting and Drafting the Minutes: (1) The reading of the documents relating to the matters to be discussed in the Ordinary and Extraordinary General Shareholders’ Meetings was waived since the shareholders are already fully cognizant of their content; (2) Eventual manifestations of voting declarations, protests and dissent shall be numbered, received and certified by the Chair and shall be filed at the Company’s registered offices pursuant to Article 130, Paragraph 1 of Law 6.404 of December 15 of 1976 (“Law 6.404/76”); (3) Authorized the drafting of these minutes in summarized format and their publication omitting the signatures of all the shareholders pursuant to Article 130, Paragraphs 1 and 2 of Law 6.404/76.

VII. Resolutions Adopted: Following discussions on the matters on the Agenda, the shareholders decided:

I. IN THE ORDINARY GENERAL SHAREHOLDERS’ MEETING:

(a) To approve, on a unanimous vote, the Company’s Financial Statements and the Management Report with respect to fiscal year ending December 31 2009, and take cognizance of the Opinion of the Independent Auditors and the Fiscal Council, pursuant to articles 10 and 29 of the Bylaws, recording due publication in the Diário Oficial do Estado de São Paulo and the newspaper Valor Econômico in the edition of March 2 2010;

(b) To approve, on a unanimous vote, and without any restriction, pursuant to the provisions in Paragraph 3 of Article 29, Article 31 and Article 35 of the Bylaws, the following proposal of the Company’s Management for the allocation of the result for fiscal year 2009, recorded in the amount of R$ 1,286,469,787.72 (one billion, two hundred and eight-six million, four hundred and sixty-nine thousand, seven hundred and eight-seven reais and seventy-two centavos), and distribution of prescribed dividends registered in the accounts as retained earnings in the amount of R$ 4,541,279.47 (four million, five hundred and forty-one thousand, two hundred and seventy-nine reais and forty-seven centavos):

(i) establishment of a Legal Reserve in the amount of R$ 64,323,489.39 (sixty-four million, three hundred and twenty-three thousand, four hundred and eighty-nine reais and thirty-nine centavos), pursuant to Article 193 of Law 6.404/76;

(ii) declaration of an interim dividend already paid out to Shareholders on September 30 2009, attributed to the mandatory minimum dividend for the fiscal year 2009, for account of profits recorded in the semi-annual balance sheet raised as at June 30 in the amount R$ 571,670,544.88 (five hundred and seventy-one million, six hundred and seventy thousand, five hundred and forty-four reais and eighty-eight centavos), pursuant to the resolution of the 141st Meeting of the Board of Directors held on August 10 2009, pursuant to the provisions expressed in Paragraph 1 of Article 32 of the Company’s Bylaws; and

(iii) declaration of a complementary dividend in the amount of R$ 655,017,032.92 (six hundred and fifty-five million, seventeen thousand and thirty-two reais and ninety-two centavos), equivalent to R$ 1.364872065 per common share, pursuant to Article 201 of Law 6.404/76.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

2 of 9

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

It is hereby recorded that, (i) pursuant to Paragraph 3 of Article 205 of Law 6.404/76 and Article 33 of the Company’s Bylaws, the complementary dividend shall be paid out by April 30; (ii) the shareholders holding the Company’s shares on the record date of March 8 2010 shall be entitled to receive the dividend; and (iii) the shares issued by the Company have been trading “ex-dividend” on Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) since March 9 2010.

(c) To elect, by a majority vote, to comprise the Company’s Board of Directors, with a one-year term of office, until the date of the Ordinary General Shareholders’ Meeting to be held in 2011, pursuant to item “e” of Article 10 of the Bylaws, the slate previously registered in the name of the Company, to be made up of: MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, bearer of ID number 53.080.291 -0, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 269.050.007 -87, resident and domiciled in the city and state of São Paulo with commercial address at Av. Brigadeiro Faria Lima 1355, 10th floor, Jardim Paulistano, CEP 01452-002, effective member, and GUSTAVO PELLICCIARI DE ANDRADE, Brazilian, married, civil engineer, bearer of ID number 22.817.818 -6, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 173.345.128 -55, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, CEP 04551-903, his respective alternate; FRANCISCO CAPRINO NETO, Brazilian, married, engineer, bearer of ID number 9.199.282, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 049.976.298 -39, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, Bloco 9, CEP 04551-903, effective member, and MARCELO PIRES OLIVEIRA DIAS, Brazilian, married, business administrator, bearer of ID number 27.925.160 -9, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 258.510.388 -96, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, Bloco 4, CEP 04551-903, his respective alternate; CLAUDIO BORIN GUEDES PALAIA, Brazilian, married, business administrator, bearer of ID number 14.339.880 -5, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 176.093.048 -24, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, Bloco 9, CEP 04551-903, effective member, and RODRIGO CARDOSO BARBOSA, Brazilian, married, mechanical engineer, bearer of ID number 24.853.502 -X, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 251.193.308 -00, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, Bloco 5, CEP 04551-903, his respective alternate, all the foregoing nominated by the shareholder VBC Energia S.A. (“VBC Energia”); RICARDO CARVALHO GIAMBRONI, Brazilian, married, bank employee and economist, bearer of ID number 03.186.559 -5, issued by SSP/DETRAN/DIC/RJ, registered in the natural persons tax register (CPF/MF) under number 466.383.007 -25, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Praia de Botafogo 501, 4th floor, Botafogo, CEP 22250-040, effective member, and RIVAIL TREVISAN, Brazilian, single, lawyer, bearer of ID document (CNH - driver’s license) number 02971689507, issued by DETRAN, São Paulo, registered in the natural persons tax register (CPF/MF) under number 523.415.268 -53, resident and domiciled in the city and state of São Paulo at Rua Haddock Lobo 231, Apt. 121, CEP 01414-001, his respective alternate; ROBSON ROCHA, Brazilian, married, business administrator, bearer of ID number M1074263, issued by SSP-MG, registered in the natural persons tax register (CPF/MF) under number 298.270.436 -68, resident and domiciled in the city of Brasília, in the Federal District with commercial address at SBS Quadra 1, Bloco G, Lote 31, Ed. Sede III - 24, CEP 70073-901, effective member, and ARTHUR PRADO SILVA, Brazilian, married, lawyer, bearer of ID number 107447, issued by the OAB/RJ – Brazilian Bar Association of Rio de Janeiro, and registered in the natural persons tax register (CPF/MF) under number 991.897.047 -20, resident and domiciled in the city and state of Rio de Janeiro with commercial address at Praia de Botafogo, 501, 4th floor, CEP 22421-030, his respective alternate, all the foregoing nominated by the shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”); MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business administrator, bearer of ID 4.700.146 issued by SSP-SP and registered in the natural persons tax register (CPF/MF) under number 861.682.748 -04 with commercial address in the city and state of São Paulo at Alameda Santos 2477, 4th floor, CEP 01419-907, effective member, and CARLOS ALBERTO CARDOSO MOREIRA Brazilian, divorced, business administrator, bearer of ID number 8.891.984 -5, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 039.464.818 -84, resident and domiciled in the city of Brasília, Federal District at SEPS 702/902, Conj. B, Bloco A, Ed. General Alencastro, CEP 70390-025, his respective alternate, nominated by the shareholder Bonaire Participações S.A. (“Bonaire”); and ANA DOLORES MOURA CARNEIRO DE NOVAES, Brazilian, single, economist, bearer of ID number 1.651.916, issued by SSP/PE, registered in the natural persons tax register (CPF/MF) under number 346.152.454 -91, resident and domiciled in the city and state of Rio de Janeiro at Rua dos Oitis 19, Apt. 302, CEP 22451-050, effective member.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

Pursuant to the provision in item 4.3.3 of the Novo Mercado Listing Regulations and Article 14 of the Company’s Bylaws, it is hereby registered that ANA DOLORES MOURA CARNEIRO DE NOVAES is an independent director.

The directors hereby elected shall be vested in their respective positions against signature of the term of investiture, drafted in the minutes register of the Board of Directors with a written declaration that there is no impediment to their election, pursuant to CVM Instruction 367/02, and against signature of the agreement to which the Novo Mercado Listing Regulations of the São Paulo Stock Exchange alludes, according to which the said shareholders commit to comply with the rules included therein. The shareholders representing the controlling group shall furthermore sign a term of adhesion to the provisions of the Shareholders’ Agreement filed at the Company’s registered offices.

The shareholders VBC Energia, BB CL I and Bonaire declared that they have obtained from the nominated candidates information the latter have no legal impediment preventing their election pursuant to CVM Instruction 367 of May 29 2002.

(d) To elect, on a unanimous vote, to make up the Company’s Fiscal Council, with a 1 (one) year term of office until the Ordinary General Shareholders Meeting to be held in 2011, pursuant to item “d” of Article 10 of the Bylaws, the slate previously registered in the name of the Company, to be made up of: DANIELA CORCI CARDOSO, Brazilian, single, business administrator, bearer of ID number 23.124.007 -7, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 177.834.768 -13, resident and domiciled in the city and state of São Paulo, with commercial address at Avenida Engº. Luiz Carlos Berrini 1297, 14th floor, CEP 04571-010, effective member, and FERNANDO LUIZ AGUIAR FILHO, Brazilian, single, civil engineer, bearer of ID number 29.900.104 -0, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 306.391.208/57, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, Bloco 9, CEP 04551-903, her respective alternate; ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist, bearer of ID number MG 2.212.584, issued by SSP/MG and registered in the natural persons tax register (CPF/MF) under number 293.140.546 -91, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, Bloco 9, CEP 04551-903, effective member, and CARLOS JOSÉ CANTÚ, Brazilian, married, accountant, bearer of ID number 16.259.289 -9, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 084.811.928 -21, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, Bloco 9, CEP 04551-903, his respective alternate, nominated by the shareholder VBC Energia S.A.; JOSÉ REINALDO MAGALHÃES, Brazilian, married, economist, bearer of ID number M607363, issued by SSP/MG, registered in the natural persons tax register (CPF/MF) under number 227.177.906 -59, resident and domiciled in the city and state of Rio de Janeiro at Rua Barão de Jaguaripe 117, Apt. 101, CEP 22421-000, effective member, and HAMILTON OMAR BISCALQUINI, Brazilian, married, lawyer, bearer of ID M-3195346, issued by SSP/MG, registered in the natural persons tax register (CPF/MF) under number 007.298.681 -68, resident and domiciled in the city of Piratininga in the state of São Paulo at Alameda da Papoulas, 198, Residencial Primavera, CEP 17490-000, his respective alternate; WILTON DE MEDEIROS DAHER, Brazilian, married, economist, bearer of ID number 2008010074941, issued by SSP/CE, registered in the natural persons tax register (CPF/MF) under number 003.534.344 -34, resident and domiciled in the city of Fortaleza, in the state of Ceará at Avenida Dom Luis 300, room 808, CEP 60160-230, effective member, JOSÉ EDISON DA SILVA, Brazilian, married, business administrator, bearer of ID (CNH - driver’s license) number 02447463997, issued by DETRAN São Paulo, registered in the natural persons tax register (CPF/MF) under number 392.593.588 -68, resident and domiciled in the city and state of São Paulo at Rua Jorge Tibiriçá, 123, CEP 04126-000, his respective alternate, nominated by the shareholder BB Carteira Livre I Fundo de Investimento em Ações; SUSANA HANNA STIPHAN JABRA, Brazilian, divorced, economist, bearer of ID number 7.366.839 -4, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 037.148.408 -18, resident and domiciled in the city and state of São Paulo at Rua Sampaio Viana 391, Apt. 112, CEP 04004-001, effective member, and BRUNO OLIVA GIRARDI, Brazilian, separated, bearer of ID number. 09.050.718 -7, issued by SSP/DETRAN/DIC/RJ, registered in the natural persons tax register (CPF/MF) under number 086.071.937 -59, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Rua do Ouvidor 98, 8th floor, CEP 20040-030, her respective alternate, nominated by the shareholder Bonaire Participações S.A..

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

(e) To establish, on a majority of votes, pursuant to item “f” of Article 10 of the Bylaws, the annual aggregate compensation of the Company’s Management up to a limit of R$ 3,374,043.97 (three million, three hundred and seventy-four thousand, forty-three reais and ninety-seven centavos), of which R$ 952,560.00 (nine hundred and fifty-two thousand, five hundred and sixty reais) to be allocated as fees of the Board of Directors and up to R$ 2,421,483.97 (two million, four hundred and twenty-one thousand, four hundred and eighty-three and ninety-seven centavos) as compensation to the Board of Executive Officers, all benefits and charges included in this value.

(f) To establish, on a unanimous vote, pursuant to Paragraph 2 of Article 28 of the Bylaws, the annual aggregate compensation of the members of the Company’s Fiscal Council in the amount of R$ 654,544.80 (six hundred and fifty-four thousand, five hundred and forty-four reais and eighty centavos), for each effective member, observing for the fiscal year a minimum value of no less than 10% (ten percent) of the compensation on average attributed to each Executive Officer, not including benefits, representational allowances and profit sharing.

II. IN THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING:

(a) To approve, on a unanimous vote, the terms and conditions of the Protocols of Justification and Incorporation of Shares (“Protocols”), signed by the management of the Company and each one of the Controlled Companies and approved by the Board of Directors of the Company at a meeting on October 28 2009, copies of which, certified by the Chair, shall be filed at the Company’s registered offices.

(b) To Ratify, on a unanimous vote, the engagement and nomination, by CPFL Energia and by its Controlled Companies, of the following specialized companies: (i) Hirashima & Associados Consultoria em Transações Societárias Ltda., with its registered offices in the city and state of São Paulo at Rua Flórida 1758 – suite 11, 1st floor, registered in the corporate tax register (CNPJ/MF) under number 05.534.178/0001 -36, which prepared the economic valuation report of the Company and each one of the Controlled Companies with a baseline date of June 30 2009; and (ii) Hirashima & Associados Ltda., with its registered offices in the city and state of São Paulo at Rua Flórida 1758 – suite 11, 1st floor, registered in the corporate tax register (CNPJ/MF) under number 05.215.691/0001 -64, for the preparation of the valuation reports of the shareholders’ equity at market prices of the Company and the Controlled Companies, with a baseline date of June 30 2009 for the purposes of compliance with the provisions of Article 264 of Law 6.404/76.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

5 of 9

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

(c) To approve, on a unanimous vote, the said valuation reports in item “b” above, which, certified by the Chair, shall be filed at the Company’s registered offices.

(d) To approve, on a unanimous vote, the incorporation, in their entirety, of the shares issued by each one of the Controlled Companies into the Company’s equity pursuant to Article 252, Law 6.404/76 and the Protocols, with the consequent annotation in the appropriate registers, and the conversion of each one of the Controlled Companies into wholly owned subsidiaries of the Company. In view of the share incorporations herein approved, to record in the minutes that: (d.1) pursuant to Clause 8.1 of the Protocols, respectively, (i) the shareholders of Companhia Leste Paulista de Energia shall receive 101,449 (one hundred and one thousand, four hundred and forty-nine) common shares issued by the Company in substitution for 36,908,364 (thirty-six million, nine hundred and eight thousand, three hundred and sixty-four) common and preferred shares to be incorporated in the Company’s equity, representing an exchange ratio equivalent to 363.811021363 common or preferred shares of Leste Paulista for each common share issued by the Company, (ii) the shareholders of Companhia Jaguari de Energia shall receive 173,681 (one hundred and seventy-three thousand, six hundred and eighty-one) common shares issued by the Company in substitution of 27,250,505 (twenty-seven million, two hundred and fifty thousand five hundred and five) common and preferred shares to be incorporated in the Company’s equity, representing an exchange ratio equivalent to 156.899374200 common or preferred shares of Companhia Jaguari de Energia for each common share issued by the Company, (iii) the shareholders of Companhia Sul Paulista de Energia shall receive 285,166 (two hundred and eighty-five thousand, one hundred and sixty-six) common shares issued by the Company in substitution of 77,265,753 (seventy-seven million, two hundred and sixty-five thousand, seven hundred and fifty-three) common and preferred shares to be incorporated in the Company’s equity, representing an exchange ratio equivalent to 270.949310545 common or preferred shares of Companhia Sul Paulista de Energia for each common share issued by the Company, (iv) the shareholders of Companhia Luz e Força de Mococa shall receive 301,673 (three hundred and one thousand, six hundred and seventy-three) common shares issued by the Company in substitution of 20,299,917 (twenty million, two hundred and ninety-nine thousand, nine hundred and seventeen) common and preferred shares to be incorporated in the Company’s equity, representing an exchange ratio equivalent to 67.291078028 common or preferred shares of Companhia Luz e Força de Mococa for each common share issued by the Company, (v) the shareholders of Companhia Jaguari de Geração de Energia shall receive 315,939 (three hundred and fifteen thousand, nine hundred and thirty-nine) common shares issued by the Company in substitution of 5,107,901 (five million, one hundred and seven thousand, nine hundred and one) common shares to be incorporated in the Company’s equity, representing an exchange ratio equivalent to 16.167363711 common or preferred shares of Companhia Jaguari de Geração de Energia for each common share issued by the Company, (vi) the shareholders of CPFL Serviços, Equipamentos, Indústria e Comércio S.A shall receive 47,906 (forty-seven thousand, nine hundred and six) common shares issued by the Company in substitution of 215,037,398 (two hundred and fifteen million, thirty-seven thousand, three hundred and ninety-eight) common shares to be incorporated into the Company’s equity, representing an exchange ratio equivalent to 4,488.723577562 common or preferred shares of CPFL Serviços, Equipamentos, Indústria e Comércio S.A for each common share issued by the Company and (vii) the shareholders of Companhia Luz e Força Santa Cruz shall receive 378 (three hundred and seventy-eight) common shares issued by the Company in substitution of 28,463 (twenty-eight thousand, four hundred and sixty-three) shares to be incorporated into the Company’s equity representing an exchange ratio equivalent to 75.124911984 common or preferred shares of Companhia Luz e Força Santa Cruz for each common share issued by the Company; (d.2) pursuant to Clauses 5.1 and 5.2 of the Protocols, should the minority shareholders of the Controlled Companies which shall receive shares issued by the Company following the substitutions to which the preceding sub-item refers, continue to hold remaining fractions of shares issued by the Company, the said minority shareholders may, within a period of 30 (thirty) days as from the publication of these minutes and of the Notice to Shareholders, adjust their share positions, via negotiation, through the intermediation of brokerage houses of their choice, authorized to operate on the BM&FBovespa. Following the l apsing of the aforesaid period and the incorporations having been effected, eventual remaining share fractions of minority shareholders that have not adjusted their positions shall be separated and grouped into whole numbers and then sold by the Company via an auction to be held on the BM&FBovespa, the net values with respect to the sale of the shares of the Company being made available to its shareholders as from the date for initiation of payment to be established pursuant to the notice to shareholders to be published for this purpose; (d.3) the incorporations of shares approved herein grant the possibility of withdrawal rights to the Company’s and each one of the Controlled Companies’ dissenting shareholders, holders of common shares issued by the Company and each one of its Controlled Companies and preferred shares issued by Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Luz e Força de Mococa on the date of the announcement to the market of the material fact published on October 28 2009, the shareholders that acquired the shares issued by the Company and the Controlled Companies after the said date not being entitled to withdrawal rights. The dissenting shareholders that wish to exercise their right of withdrawal within the period of 30 (thirty) days as from the date of publication of these minutes, shall exercise this right in accordance with procedures pursuant to Article 264, Paragraph 3 of Law 6404/76. Reimbursement values to be paid to dissenting shareholders of the Company and each one of the Controlled Companies are shown in the respective Protocols and in the Minutes of the Shareholders’ Meetings of the Controlled Companies, held on March 17 2010; and (d.4) the management of the Company is authorized to take all the necessary measures to effect and formalize the incorporations of shares herein decided, including the transfer of the shares issued by the Controlled Companies to the ownership of the Company, the filing and publication of the corporate acts and the necessary annotations in the appropriate public registers.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

(e) To approve, on a unanimous vote, the increase in the Company’s capital stock from R$ 4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$ 4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos), an increase therefore, in the total value of R$ 52,249,114.80 (fifty-two million, two hundred and forty-nine thousand, one hundred and fourteen reais and eighty centavos), with a total issue of 1,226,192 (one million, two hundred and twenty-six thousand, one hundred and ninety-two) new common, book entry shares of the Company with no par value in substitution of the shares issued by the Controlled Companies to be incorporated into its equity. Consequently, the number of common shares issued by the Company increases from 479,910,938 (four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight) to 481.137.130 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty).

(f) To approve, on a unanimous vote, the changes to the Company’s Bylaws to reflect the amendment to caption sentence of Article 5 of the Bylaws, in the light of the increase in the Company’s capital resulting from the incorporation of shares, to take effect with the following text: “The subscribed and paid in capital is of R$ 4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos), divided into 481,137,130 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty) common, book entry shares with no par value.”

VIII. Closure: There being no further business to address, the Chairman adjourned the meeting in order to draft the minutes. With the resumption of the session, the minutes were read, approved and signed by the Chairman, the Secretary and by the attending shareholders.

This is a free English translation of the original instrument drafted to the Company’s records.

Ricardo Carvalho Giambroni
Chairman

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

Sergio de Britto Pereira Figueira
Secretary

VBC Energia S.A.
by its proxy, Dr. Arthur Ayres Diniz de Oliveira

(Continuation of the signature page of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings held on April 26 2010)

BB Carteira Livre I Fundo de Investimento em Ações
by its proxy, Dr. Thiago Pédico Saragiotto

Bonaire Participações S.A.
by its proxy, Dr. Thiago Pédico Saragiotto

Unibanco Energia FIA
represented by UAM – Assessoria e Gestão de Investimentos Ltda.,
by its proxy, Dr. Rodrigo de Mesquita Pereira

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

MFS Utilities Fund; Southern Company System Master Retirement Trust; Norges Bank; Penn Series International Equity Fund; Vanguard Investment Series, PLC; Commingled Pension Trust Fund (EMG MKS EQ) of JP Morgan Chase Bank; MFS International New Discovery Fund; The Boeing Company Employee Retirement Plans Master Trust; MFS Diversified Target Return Fund; Mineworkers Pension Scheme; Vanguard Total International Stock Index Fund, A Series of Vanguard Star Fund; Australian Reward Investment Alliance; Washington State Investment Board

represented by HSBC Corretora de Títulos e Valores Mobiliários S.A., by its proxy, Dr. Rodrigo de Mesquita Pereira

(Continuation of the signature page of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings held on April 26 2010)

Kodak Retirement Income Plan; UBS Pace International Emerging Markets Equity Investments; Caisse de Depot et Placement du Quebec; MFS Variable Insurance Trust II- MFS Emerging Markets Equity Portfolio; Blackrock Latin America Fund Inc; Cornell University; West Virginia Investment Management Board; Eaton Vance Tax-Managed Emerging Markets Fund; IBM Savings Plan; John Hancock Trust Utilities Trust; State of California Public Employees Retirement System; The Master Trust Bank of Japan, LTd. RE: MTBC400035147; Van Kampen Series Fund Inc., Van Kampen Global Equity Allocation Fund; Kansas Public Employees Retirement System; Colorado Public Employees Retirement Association; Microsoft Global Finance; Municipal Employees’ Annuity and Benefit Fund of Chicago; San Bernardino County Employees Retirement Association; John Hancok Trust International Equity Index Trust B; John Hancok Trust International Equity Index Trust A; ING MFS Utilities Portfolio; Florida Retirement System Trust Fund; AT&T union Welfare Benefit Trust; Abu Dhabi Retirement Pensions and Benefits Fund; John Hancok Funds II: International Equity Index Fund; The California State Teachers Retirement System; Jennison Sector Fund, inc – Jennison Utility Fund; Stichting Dow Pensioenfonds; Eaton Vance Structured Emerging Markets Fund; MFS Meridian Funds – Emerging Markets Equity Fund; MFS Variable Insurance Trust II – MFS Utilities Portfolio; Prudential Investment Portfolios, INC 10 – Prudential Jennison Equity Income Fund; Vanguard Emerging Markets Stock Index Funds; Vanguard FTSE All-World Ex-Us Index Fund, A Series of Vanguard International Equity Index Funds; Robeco Institutioneel Emerging Markets Quant Fonds; Institutionnel 3D; Northwestern Mutual Series Fund, INC. – Emerging Markets Equity Portfolio; Northwestern Mutual Series Fund, INC. – Research International Core Portfolio; Illinois State Board of Investment; City of Philadelphia Public Employees Retirement System; Northern Trust Quantitative Fund PLC; Cohen & Steers Select Utility Fund, INC.; Cohen & Steers Global Infrastructure Fund, INC.; Cohen & Steers Global Income Builder, INC.; Schwab Fundamental Emerging Markets Index Fund; ING Wisdomtree Global High-Yielding Equity Index Portfolio; College Retirement Equities Fund; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Fund; Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio; Global Current Investments Trust; Robeco Capital Growth Funds; Global Currents Group Trust; The Future Fund Board of Guardians; Ishares MSCI Bric Index Fund; Ishares MSCI Brazil (Free) Index Fund; PPL Services Corporation Master Trust; Emerging Markets Strategic Insights Non-Lendable Fund B; Emerging markets Strategic Insights Non-Lendable Fund; Teacher Retirement System of Texas; MFS Meridian Funds – Latin American Equity Fund; BGI Emerging Markets Strategic Insights Fund Ltd; Emerging Markets Sudan Free Equity Index Fund; The Royal Bank of Scotland PLC as Depositary of First State Latin America Fund a Sub Fund of First State Investments ICVC; Fidelity Fixed-Income Trust: Fidelity Series Global Ex. U.S. Index Fund; WUT63; Schwab Emerging Markets Equity ETF; Cohen & Steers Global Listed Infrastructure Fund; Northern Trust Non-Ucits Common Contractual Fund; Alaska Permanent Fund; Blackrock Global Funds; Wilmington Multi-manager International Fund; Wilmington International Equity Fund Select, L.P.; UAW Retiree Medical Benefits Trust; Emerging Markets Index Non-Lendable Fund B; Emerging Global Shares Indxx Brazil Infrastructure Index Fund.

represented by Citibank, N.A.,
by its proxy, Dr. Rodrigo de Mesquita Pereira

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 26, 2010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.